Exhibit 99.2

FOR IMMEDIATE RELEASE    NASDAQ: CRME   aTSX: COM

CIRCULATION PUBLISHES DATA SHOWING KYNAPID™ (VERNAKALANT HYDROCHLORIDE) INJECTION RAPIDLY CONVERTED SHORT-DURATION ATRIAL FIBRILLATION TO SINUS RHYTHM

Deerfield, Illinois and Vancouver, Canada, March 25, 2008 -- Astellas Pharma US, Inc. and its co-development partner Cardiome Pharma Corp. announced the first pivotal Phase III study evaluating the investigational agent KYNAPID™ (vernakalant hydrochloride) Injection was published today in Circulation, the official journal of the American Heart Association.

In the study, known as the Atrial arrhythmia Conversion Trial (ACT I), the primary efficacy analysis showed that 75 of the 145 (51.7%) KYNAPID patients in the short-duration atrial fibrillation (AF) group (3 hours to 7 days) converted to sinus rhythm within 90 minutes compared with 3 of the 75 (4.0%) placebo patients.  Patients with AF lasting 3 to 48 hours who received KYNAPID demonstrated the highest conversion rate (62.1%) compared with 4.9% with placebo.  The median time to conversion to sinus rhythm for the 75 patients receiving KYNAPID who converted was 11 minutes. Only 1 of the 75 KYNAPID-treated patients who converted to sinus rhythm relapsed to AF at 24 hours.

“Due to the importance of treating AF quickly, we’re pleased that KYNAPID displayed such a rapid conversion of AF to sinus rhythm,” said Edward Pritchett, MD, Consulting Professor of Medicine, Divisions of Cardiology and Clinical Pharmacology, Duke University Medical Center and consultant for Astellas Pharma US.

About ACT I
The Phase III study, referred to as ACT I, was a prospective, randomized, double-blind, placebo-controlled trial of hemodynamically stable patients with symptomatic AF or nontypical atrial flutter, conducted at 44 sites in Canada, the United States and Scandinavia.  The study assessed the safety and efficacy of KYNAPID for the conversion of AF. Results of the study showed KYNAPID demonstrated rapid conversion of short-duration AF and was well tolerated.

The efficacy and safety evaluable populations included 220 patients in the short-duration AF group and 116 patients in the long-duration AF group. Patients with AF were randomly assigned in a 2:1 ratio to KYNAPID 3 mg/kg or placebo infused over 10 minutes. After 15 minutes, a second 10 minute infusion of KYNAPID 2 mg/kg or placebo was given if AF persisted or atrial flutter was present. The primary efficacy measure was the percentage of patients demonstrating conversion to SR for at least one minute within 90 minutes of dosing in the short-duration AF group.

The most common adverse events (AEs) reported within the first 24 hours in patients given KYNAPID were taste disturbance (29.9%), sneezing (16.3%), skin sensation (10.9%), nausea (9%), and hypotension (6.3%). These events were generally transient. Four serious AEs possibly or probably related to KYNAPID occurred in three patients and included hypotension (2 events), complete atrioventricular block and cardiogenic shock.

About Atrial Fibrillation
AF is an interruption of the normal sinus rhythm (arrhythmia) of the heart in which the atria, the two uppermost chambers of the heart, beat irregularly and at an extremely rapid rate.  During AF, rapid and uncoordinated electrical discharges are generated by the heart’s natural pacemaker (sinoatrial node) and other parts of the atria. This causes ineffective contractions of the atria and reduces the ability of the heart to pump blood through the body.  Symptoms include dizziness, heart palpitations, weakness, shortness of breath and angina (chest pain).  AF is the most common cardiac arrhythmia. AF patients are three to five times more likely to develop stroke, and 15% of stroke cases are attributed to AF.   The number of AF patients is expected to triple over the next 50 years due to the increased prevalence of risk factors including hypertension, obesity, diastolic dysfunction, inflammation, diabetes and sleep apnea.

About Astellas
Astellas Pharma US, Inc., located in Deerfield, Illinois, is a U.S. affiliate of Tokyo-based Astellas Pharma Inc.  Astellas is a pharmaceutical company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceutical products. The organization is committed to becoming a global category leader in focused areas by combining outstanding R&D and marketing capabilities. In the US, Astellas markets products in the areas of Immunology, Urology, Anti-Infectives, Cardiovascular and Dermatology. For more information about Astellas Pharma US, Inc., please visit our website at www.astellas.com/us.

About Cardiome
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two late-stage clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), a Phase 1 program for GED-aPC, an engineered analog of recombinant human activated Protein C, and a pre-clinical program directed at improving cardiovascular function.

Vernakalant (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation.  Positive top-line results from two pivotal Phase 3 trials for vernakalant (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005.  Cardiome’s co-development partner Astellas Pharma US, Inc. submitted a New Drug Application for vernakalant (iv) in December 2006.  Positive top-line results from an additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, were released in June 2007.  An open-label safety study evaluating recent-onset AF patients, called ACT 4, has completed.

Vernakalant (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF.  Cardiome announced positive results from a Phase 2a pilot study for vernakalant (oral) in September 2006.  A Phase 2b study for vernakalant (oral) is ongoing.

In April 2007 Cardiome acquired exclusive worldwide rights for GED-aPC for all indications.  Cardiome intends to initially develop GED-aPC in cardiogenic shock, a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME).

For Further Information:
Maribeth Landwehr
Astellas US LLC
(847) 317-8988

Katherine Williams
Weber Shandwick
(312) 397-6613

Peter K. Hofman
Senior Director, Investor Relations
Cardiome Pharma Corp.
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.